UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission file number # 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

Ryder System, Inc.

3600 N.W. 82 Avenue
Miami, Florida 33166

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: June 28, 2004	By:	/s/ Andrea Levenson
Andrea Levenson
Vice President Compensation and Benefits, Plan Administrator

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan
(f/k/a Ryder System, Inc. Employee Savings Plan B):

We have audited the accompanying statements of net assets available for plan benefits of the Ryder System, Inc. 401(k) Savings Plan (f/k/a Ryder System, Inc. Employee Savings Plan B (the Plan), as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Miami, Florida
June 16, 2004

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Investments:
Short-term money market instruments	$2,813,715	$2,865,093
Investment contracts, at contract value	149,936,251	93,740,379
Mutual funds	331,431,870	181,231,908
Ryder System, Inc. Common Stock Fund	90,831,249	51,719,304
Participant loans receivable	31,083,961	19,176,085

Total investments	606,097,046	348,732,769
Receivables:
Employer contribution	3,445,304	2,922,319
Participant contribution	453,448	270,931

Total receivables	3,898,752	3,193,250

Total assets	609,995,798	351,926,019

Liabilities
Administrative fees payable	—	35,243

Net assets available for plan benefits	$609,995,798	$351,890,776

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets attributed to:
Investment income/ (loss):
Net appreciation/(depreciation) in value of investments	$74,262,089	$(43,316,223)
Dividends	3,200,282	1,895,959
Interest	5,951,378	6,445,468

Net investment income/(loss)	83,413,749	(34,974,796)

Contributions:
Employer	11,918,474	11,516,791
Participants	25,574,908	30,524,743

Total contributions	37,493,382	42,041,534

Transfers from other plans, net	176,250,326	635,296

Total additions	297,157,457	7,702,034

Deductions from net assets attributed to:
Distributions to plan participants	38,679,961	39,285,642
Administrative expenses	372,474	439,388

Total deductions	39,052,435	39,725,030

Net increase/(decrease)	258,105,022	(32,022,996)

Net assets available for plan benefits:
Beginning of year	351,890,776	383,913,772

End of year	$609,995,798	$351,890,776

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) (f/k/a Ryder System, Inc. Employee Savings Plan B) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of ten persons appointed by the Ryder System, Inc. Board of Directors. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively. Effective December 31, 2003, the Ryder System, Inc. Employee Savings Plan A (“Plan A”) was merged into the Plan and the merged Plan was renamed the Ryder System, Inc. 401(k) Savings Plan.

Eligibility. Participation in the Plan is voluntary. In general, any salaried employee of Ryder System, Inc. (the “Company”) and participating affiliates, as well as, field hourly employees of Ryder Integrated Logistics are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $12,000 or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of fifteen investment options and may transfer among funds on a daily basis.

If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant’s account. Effective October 1, 2002 matching contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions. Prior to October 1, 2002, the Company’s contributions were automatically allocated to the Ryder System, Inc. Common Stock Fund (“RCS Fund”). Participants may have elected to diversify Company contributions that were automatically invested in the RCS Fund prior to October 1, 2002 in increments of 25% on each of the following dates: October 1, 2002, January 1, 2003, April 1, 2003 and July 1, 2003.

For salaried employees of the Company, the Company matches 50% of the participant’s annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the participant’s compensation for any plan year. The Company will match an additional 50% of the next 2% of participants’ compensation if the Company meets its Economic Value Added (“EVA”) goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained.

For field hourly employees of Ryder Integrated Logistics, a wholly-owned subsidiary of Ryder System, Inc., who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (100% if the Company meets its EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained).

Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2003 and 2002, employer contributions were reduced by $415,340 and $684,425, respectively, from forfeited nonvested accounts. At December 31, 2003, forfeited nonvested accounts available to reduce future employee contributions totaled $57,403.

Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions. Ryder Integrated Logistics field hourly employees’ basic company contributions are immediately fully vested.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Distributions. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2003 and 2002, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $368,746 and $393,589, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.    Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (“GICs”) are stated at contract value which represents cost plus accrued interest (Note 4). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

Investments in synthetic GICs are also stated at contract value. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset (or pro-rata pool of assets) and the contract value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The RCS Fund is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R); and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

New Accounting Pronouncements. In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which specifies that a contract accounted for under AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” is not subject to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for all contracts entered into or modified after June 30, 2003.

SFAS 133 required all derivatives, including derivatives embedded in other contracts, to be recognized at fair value as either assets or liabilities on the balance sheet and establishes new accounting rules for hedging activities. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value.

Prior to the issuance of SFAS 149, the Financial Accounting Standards Board provided tentative guidance that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value.

3.    Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2003 or 2002:

	2003	2002

Ryder System, Inc. Common Stock Fund	$90,831,249	$51,719,304
Fidelity Equity-Income Fund	57,328,852	30,322,723
Putnam Voyager Fund A	77,733,941	45,455,760
Fidelity Contrafund	57,900,716	33,301,827
Fidelity Diversified International Fund	33,691,564	17,160,015

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2003	2002

Mutual Funds	$49,315,484	$(45,442,137)
Ryder System, Inc. Common Stock Fund	24,946,605	2,125,914

	$74,262,089	$(43,316,223)

4.    Investment Contracts with Insurance Companies

The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings at crediting interest rates which reset quarterly, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 5.0% and 5.6% in 2003 and 2002, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2003 and 2002 were, 4.75% and 5.3%, respectively. At December 31, 2003 and 2002 the fair value of the underlying assets of the synthetic GICs and the value of the related “wrapper” contracts were $155,802,701 and $(5,866,450), respectively and $99,152,084 and $(5,411,705) respectively. At December 31, 2003 and 2002, the Plan had no traditional GICs.

5.    Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.    Plan Transfers

The Company also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees other than Ryder Integrated Logistics hourly field employees. As discussed in Note 1, Plan A was merged into the Plan, effective December 31, 2003. Transfers from Plan A, mostly resulting from the merger, for 2003 amounted to $176,250,326. In 2002, transfers from Plan A amounted to $345,168. Effective January 1, 2002, the Plan was amended to permit former employees of Accenture (previously out-sourced IT function) who were hired by the Company to rollover outstanding loans to the Plan. Loan transfers from Accenture to the Plan for 2002 amounted to $290,128.

7.    Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $372,474 and $439,388 for the years ended December 31, 2003 and 2002, respectively.

8.    Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

9.    Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10.    Reconciliation of Financial Statements to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$609,995,798	$351,890,776
Amounts allocated to withdrawing participants with balances less than $5,000	(368,746)	(393,589)

Net assets available for benefits per the Form 5500	$609,627,052	$351,497,187

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2003

Benefits paid to participants per the financial statements	$38,679,961
Add: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2003	368,746
Less: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2002	(393,589)

Benefits paid to participants per the Form 5500	$38,655,118

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

11.    Subsequent Events

Effective January 1, 2004, the Plan was amended to replace the employer fixed and EVA match contribution formula with a variable contribution that is based on the Company’s attainment of specified performance goals. Future Company contributions will be for the benefit of those individuals who are participants on the last day of the plan year, pursuant to a matching or other formula as determined by the Ryder System, Inc. Retirement Committee.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

Fidelity Short-Term Interest Fund*	$2,813,715

INVESTMENT CONTRACTS:

Synthetic Guaranteed Investment Contracts:

Various
ABN AMRO GLBL 7.25 5/31/0	124,420
AESOP03-3 2.75% 7/07	326,455
AOL TIME WARNER 5.625 5/0	406,625
AOL TIME WARNER 6.15 5/01	691,920
ABBEY NATL MTN 6.69 10/17	629,773
ACCR 03-2 A1 4.23% 10/33	294,247
ACCR 03-3 A1 4.46% 12/33	273,688
ACE 03-TC1 A2 1ML+39 6/33	85,167
ACE 03-HS1 M1 1ML+75 6/33	25,009
ACE 03-HS1 M2 1ML+175 6/3	25,045
ACE 03-NC1 M1 1ML+78 7/33	50,016
ACE 03-HE1 M1 1ML+65 11/3	55,016
ACE 03-HE1 M2 1ML+170 11/	35,017
ACE 02-HE1 M1 1ML+65 6/32	65,339
ALABAMA POWER 4.875 9/01/	483,313
ALCAN INC 5.2% 1/15/14	91,955
ALCOA INC 4.25% 8/15/07	306,191
ALLIANCE CAPTL 5.625 8/15	722,993
ALLSTATE 7.875 5/01/05	518,674
AGFC SR MTN 5.875 7/14/06	109,153
AGFC SR MTN 4.5% 11/15/07	230,796
AGFC SR MTN 2.75% 6/15/08	14,458
AGFC SR MTN 4.625 9/01/10	559,482
AMCAR 01-B A4 5.37 6/08	980,314
AMCAR 01-C A4 5.01 7/08	1,293,111
AMCAR 03-AM A4A 3.1 11/09	125,965
AMCAR 03-BX A3 2.11% 8/07	100,497
AMCAR 03-BX A4A 2.72 1/10	150,519
AMCAR 03-CF A3 2.75 10/07	151,743
AMCAR 03-CF A4 3.48% 5/10	245,146
AMSI 02-AR1 M2 1ML+130 9/	50,001
AMSI 02-4 M1 1ML+100 2/33	70,411
AMSI 02-4 A2 1ML+44 2/33	75,401
AMSI 03-3 M1 1ML+80 3/33	50,339
AMSI 03-6 M1 1ML+76 8/33	236,437
AMSI 03-AR2 M1 1ML+85 5/3	45,033
AMSI 03-7 M1 1ML+85 8/33	85,805
AMVESCAP PLC 6.6% 5/15/05	421,518

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
ARSI 03-W3 AV1B 1ML+45 9/	48,896
ARSI 03-W3 AV2 1ML+40 9/3	53,319
ARSI 03-W9 M1 1ML+69 3/34	315,177
ASIF GLBAL 3.85 11/2 144A	10,202
ABSHE 02-HE3 2A 1ML+40 10	59,575
ABSHE 03-HE1 A2 1ML+50 1/	68,048
ABSHE 03-HE3 A2 1ML+35 6/	51,034
ABSHE 03-HE3 M1 1ML+83 6/	80,741
ABSHE 03-HE4 M2 1ML+200 8	186,946
ABSHE 03-HE4 A3 1ML+22 8/	137,959
ABSHE 03-HE5 A2B 4 8/33	120,656
BP AMOCO 10.875% 7/15/05	711,202
ANZ 7.55% 9/15/06	108,190
BMWOT 02-A A3 3.8 5/06	223,525
BACM 00-2 A2 7.1975 9/32	115,736
BACM 03-2 XP CSTR 3/41	77,326
BANKAMER GLBL 7.4 1/15/11	337,947
BANKAMER GLBL 3.875 1/15/	233,412
BANK OF AMERICA 4.375 12/	403,099
BONY INC 4.25%/3ML 9/4/12	190,843
BONY 3.4/3ML+148 3/15/13	485,032
BANKONE GLBL 6.5% 2/01/06	289,268
BOIT 03-B2 B2 1ML+23 2/09	420,283
BAYV 03-F A 1ML+50 9/43	550,100
BSCMS 03-PWR2 X2 CSTR 5/3	100,547
BSCMS 03-PWR2 A3 4.83 5/3	123,052
BSCMS 2003-T12 X2 8/13/39	73,722
BEAR 4% 1/31/08	98,355
BRITISH TEL GBL 7.875 12/	331,654
BRITISH GBL 8.125/8.375 1	842,213
CDCMC 02-HE3 M1 1ML+110 3	61,018
CDCMC 03-HE1 M1 1ML+90 8/	70,359
CDCMC 03-HE2 M1 1ML+80 10	25,190
CDCMC 03-HE3 M1 1ML+70 11	70,024
CDCMC 03-HE3 M2 1ML+175 1	55,260
CIT GROUP3.875 11/03/08	95,321
CWL 02-5 MV1 1ML+100 3/33	20,275
CWHL 02-25 2A1 5.5 11/17	192,803
CWHL 02-32 2A3 5% 1/18	88,290
COMT 01-5 A 5.3 6/09	117,272
COMT 01-8A A 4.6 8/09	206,715
COAFT 01-B A4 4.88 9/08	166,505
COAFT 02-A A3 4.03% 8/06	518,067
COAFT 02-B 2.71% 10/16	202,566
COAFT 02-C A3A 2.65 4/07	222,775
COAFT 03-A A3A 1.83 10/07	234,538
COMET 02-B1 B1 1ML+68 7/0	276,749
COMET 03-2B 3.5% 2/09	208,906
COMET 03-B4 B4 1ML 7/11	190,266

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
COMET 03-A4 A4 3.65% 7/11	63,992
CHAMT 03-6 B 1ML+35 2/11	285,474
CHILE REP GLB 5.625 7/23/	257,545
CITIGROUP GLBL 7.25 10/01	118,368
CITIGROUP3.5% 2/01/08	397,149
CCIMT 97-6 A 0 8/06	992,824
CCCIT 01-B2 B2 3ML+47 12/	372,903
COMM 99-1 A2 6.455 5/32	782,144
COMP SCI 7.375% 6/15/11	253,549
COMP SCI 3.5% 4/15/08	195,514
CONOCO FNDG GLB 6.3510/15	181,530
CONS NATURAL 5.375 11/01/	216,193
COSTCO WHL CRP5.5 3/15/0	142,342
COUNTRYWIDE GLB 5.5 8/1/0	136,384
COUNTRYWIDE MTN 5.5 2/01/	164,162
COUNTRYWIDE HOM 5.625 5/1	369,507
CSFB 01-CK3 A2 6.04 6/34	403,153
HEAT 03-3 A2 1ML+36 8/33	137,723
CSFB 03-FL1 A1 1ML+20 12/	219,777
HEAT 03-4 M1 1ML+80 10/33	110,911
CSFB 03-C3 ASP CSTR 5/38	296,207
CSFB 03-C5 A3 4.429 12/36	276,799
HEAT 03-5 M1 1ML+70 12/33	99,795
HEAT 03-5 M2 1ML+173 12/3	45,088
CSFB 03-C4 A3 CSTR 8/36	163,432
CSFB 03-C4 ASP CSTR 8/36	62,197
CSFB 03-C5 ASP CSTR 12/36	106,816
DLJCM 98-CG1 A1B 6.41 6/3	189,695
DLJCM 99-CG1 A1B 6.46 3/3	329,506
DLJCM 99-CG2 A1B 7.3 6/32	104,709
DLJCM 99-G3 A1A 7.12 10/3	308,148
DLJCM 00-CF1 A1A 7.45 6/3	824,638
DCX 6.4 5/15/06	582,976
DAMILER CHRYSLR 4.75 1/15	256,035
DAIMLER CHRYS GL 4.05 6/4	154,416
DEERE J CAP3.9 1/15/08 D	82,741
JOHN DEERE CA MTN4.125 7/	379,130
DMARC 98-C1 A2 6.538 6/31	187,107
DEUTSCHE TEL FI 3.875 7/2	806,124
DCMT 99-6 A 6.85 7/07	4,344,962
DUKE ENERGY 3.75% 3/05/08	254,976
EKSPORTFINANS A 5.75 6/6/	312,831
EXPORT DEV CDA 2.375 4/21	176,717
FPL GROUP7.625% 9/15/06	320,636
FPL GROUP CAP1.875 3/30/	171,155
FHR 1619 PH 6.05 9/22	1,348,810
FHR 1602 PH 6 4/23	3,829,577
FHR 1601 PH 6 4/08	1,687,493
FHR 1601 PL 6 10/08	1,209,787

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
FHR 1650 H 6.25 10/22	1,010,783
FHR 2292 QT 6.5% 5/30	99,847
FHR 2313 C 6 5/31	483,224
FHR 2355 CD 6.5% 6/30	44,845
FHLB 3.875% 8/22/08-05	410,893
FHLB 2.875% 9/15/06	611,788
FHLMC 3.625% 9/15/08	783,546
FNMA 15YR 6.50% 1/19 #TBA	318,000
FNMA 15YR 6.50% 1/19 #TBA	(947,993)
FNR 94-51 PH 6.5 1/23	973,413
FNR 94-63 PH 7 6/23	244,538
FNMA 6.625% 9/15/09	197,708
FNMA 6.25% 2/01/11 SUBS	565,748
FANNIEMAE GLBL 5.25 4/15/	3,670,148
FNMA 4.25% 7/15/07	978,865
FNMA 3.25% 1/15/08	3,884,374
FNMA 4% 9/02/08 SUBS	555,021
FNMA 2.625% 11/15/06	1,782,253
FNMA 7.00 3/11 #303784	17,157
FNMA 6.50 11/09 #313383	222,101
FNMA 6.50 4/17 #545616	216,544
FNMA 7.00 6/17 #545725	370,517
FNMA 6.50 7/17 #545774	1,976,896
FNMA 6.50 7/17 #545780	827,689
FNMA 6.50 11/17 #555419	737,208
FNMA 7.00 12/17 #555532	594,102
FNMA 7.00 2/16 #619196	63,665
FNR 01-52 XM 6.5 11/10	246,378
FNR 01-53 OH 6.5% 6/30	39,543
FNR 02-18 PE 5.5 6/16	597,693
FNR 02-52 PA 6% 4/31	80,634
FNR 02-64 PC 5.5 12/26	443,480
FHR 2473 JB 5.5 2/29	155,349
FUNION 6.625% 7/15/05	661,520
FIRSTAR BNK GLBL 7.8 7/05	487,334
FCCMT 01-C A 3.86 3/07	295,388
FLEETBOSTON GLB 7.25 9/15	338,171
FORDO 01-A B 5.96 7/05	688,085
FORDO 02-B A3A 4.14 12/05	113,619
FORDO 03-B B1 2.85% 10/07	189,702
FORD MTR CR GLB 7.5 3/15/	242,437
FORDMTRCR GLB 6.875 2/01/	745,249
GECMC 01-2 A3 6.03 8/33	1,082,529
GECMC 02-3A X2 CSTR 12/37	120,211
GEBL 03-1 A 1ML+43 4/31	217,319
GMACC 03-C3 X2 CSTR 12/38	111,105
GMACC 99-C1 A2 6.175 5/33	415,799
GSMS 03-C1 A2A 3.59% 1/40	226,471
GSAMP03-HE2 M1 1ML+65 8/	85,119

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
GECAP3.5% 5/01/08	120,822
GECAP MTN 3.25% 6/15/09	467,572
GE CAP GLBL 3.5% 8/15/07	261,324
GE ELEC MTN GLB 5.875 2/1	329,079
GECAPMTN 5% 6/15/07	256,169
GMAC 6.75% 1/15/06	1,336,656
GOLDMAN SACHS 6.875 1/15/	484,433
GOLDMAN SACHS 4.125 1/15/	386,399
GNR 02-37 C 5.878 6/24	365,383
GNR 02-35 C CSTR 10/23	43,459
GNR 03-36 C 4.2545 2/31	189,602
GNR 02-9 B 5.881% 3/24	131,092
GNR 02-25 B 6.214 3/21	430,961
GNR 03-64 B 4.528% 4/32	326,950
BCARD 5 B 1ML+23 8/08	45,040
BCARD 5 A2 2.7% 8/08	367,035
GCCFC 03-C1 A2 3.285 7/35	261,210
GCCFC 03-C1 XP CSTR 7/35	171,499
GCCFC 03-C2 XP CSTR 1/36	178,229
HANCOCK GLB 5.625 6/ 144A	428,450
HANCOCK JHN GLB 3.75 9/30	201,773
HARTFORD FINL SV 4.7 9/01	95,960
HARTFORD FINL S 2.375 6/0	79,758
HEWLETT 5.5% 7/01/07	265,992
HAT 02-2 A3 2.85 3/07	393,758
HAT 02-3 A3A 2.75 6/07	182,384
HAT 03-1 A3 1.73 12/07	396,885
HOUSEHOLD GBL 5.875 2/1/0	138,805
HOUSEHOLD GLBL 5.75 1/30/	712,868
HOUSEHOLD FIN C 4.125 12/	621,858
HOUSEHOLD INTL 8.875 2/15	368,908
HPLCC 01-2 A 4.95 6/08	972,270
HPLCC 02-1 A 5.5 1/11	377,044
HPLCC 02-3 B 1ML 9/09	171,020
HFCHC 03-1 A 1ML+35 10/32	405,054
HFCHC 03-1 M 1ML+63 10/32	83,589
HFCHC 03-2 M 1ML+58 9/33	125,078
HMLHC 03-HC1 A 1ML+35 2/3	451,571
HMLHC 03-HC2 1ML+60 6/03	225,864
JPMCC 03-LN1 X2 CSTR 10/3	135,540
JPMCC 03-CB7 X2 CSTR 1/38	114,597
JPMCC 02-C3 X2 CSTR 7/35	65,174
KEYSPAN 7.25 11/15/05	659,365
LBUBS 01-C3 A1 6.058 6/20	398,302
LBUBS 02-C7 XCP1.1897% 0	115,209
LBUBS 03-C1 XCP CSTR 12/3	62,754
LBUBS 03-C3 A2 3.086 5/27	196,316
LBUBS 03-C3 XCP CSTR 3/37	55,018
LBUBS 03-C5 A2 3.478 7/27	500,576

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
LEGG MASON 6.75 7/02/08	114,770
LEHMAN BROS HLDGS 4 1/22/	176,394
LBFRC 03-LLFA C 1ML+70 12	90,085
LBMLT 03-2 AV 1ML+32 6/33	113,653
MBNAS 03-B3 B3 1ML+37.5 1	190,184
MBNAS 03-B5 B5 1ML+37 2/1	271,442
MANUFTRS & TRDR 3.85 4/01	150,424
BECO 99-1 A3 6.62 3/07	396,279
MERCANTILE BCOR 7.3 6/15/	142,660
MLCC 03-F A2 6ML+34 9/29	367,417
MLMI 03-OPT1 M1 1ML+65 7/	150,052
MLCC 03-G XA1 1% 1/25/29	41,600
MLCC 03-H XA1 1% 1/29	36,196
MLCC 03-A 2A2 6ML+41 3/28	89,533
MLCC 03-E XA1 CSTR 10/28	41,078
MERRILL LYN CO MTN 4 11/1	195,578
MERRILL LYN CO MTN 3.7 4/	101,372
MERRILL LYN MTN 4.125 1/1	344,772
MLMT 02-MW1 XP CSTR 7/34	56,080
METLIFE INC 3.911 5/15/05	335,849
MONUMENT GLOBAL 3.85 3/03	561,858
JPMC 99-C7 A2 6.507 10/35	50,406
JPMC 99-C8 A2 7.4% 7/31	287,669
JPMC 00-C10 A1 7.1075 8/3	289,069
MORGAN STANLEY 6.1 4/15/0	240,900
MSTDW 5.8% 4/01/07	787,560
MSTDW 3.625% 4/01/08	166,728
MSC 98-WF1 A2 6.55 3/30	300,763
MSC 98-WF2 A2 6.54 7/30	173,650
MSC 98-HF2 A2 6.48 11/30	637,829
MSC 99-WF1 A2 6.21 11/31	299,214
MSC 99-CAM1 A4 7.02 3/32	171,079
MSC 03-IQ5 CSTR 4/38	71,856
MSC 03-IQ6 X2 .759% 12/41	83,904
MSAC 03-NC6 M1 1ML+80 6/3	95,722
MSAC 03-HE1 M1 1ML+80 6/3	130,967
MSAC 03-NC8 M1 1ML+70 9/3	75,022
MSAC 03-NC10 M1 1ML+68 9/	160,567
MSDWC 03-NC2 M2 1ML+200 2	81,722
MSDWC 01-NC3 M2 1ML+150 1	130,551
MSDWC 01-NC4 M2 1ML+165 1	50,392
MSDWC 02-HE1 M1 1ML+60 7/	85,183
MSDWC 02-OP1 M1 1ML+75 9/	45,248
MCFI 98-MC2 A2 6.423 6/30	372,082
NAT-RURAL GLBL 5.75 8/28/	132,384
NATL RURAL MTN 3.24 7/22/	223,124
NLFC 98-2 A1 6.001 8/30	711,194
NLFC 99-2 A1C 7.03 6/31	469,487
NCHET 03-6 M1 1ML+72 1/34	149,686

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
NAROT 02-C A3 2.6 8/15/06	318,973
NALT 03-A A3B 2.57% 6/09	280,880
NHEL 03-2 M-1 1ML+75 9/33	60,344
ONTARIO PROV GBL 7.625 6/	1,238,488
ONTARIO PROV 6% 2/21/06	494,648
ONYX 02-C A3 3.29 9/06	213,908
ONYX 02-D A3 2.47% 12/06	332,998
ONYX 03-C A4 2.66 5/10	465,703
ONYX 03-D A3 2.4% 12/07	221,088
PPL ELEC UTILS 5.875 8/15	356,314
PSI ENERGY 6.65 6/15/06	98,357
PHILIP MORRIS 7% 7/15/05	401,591
PHILLIPS PETE GLB 8.5 5/2	170,286
PHILLIPS PETE GLB 8.75 5/	333,357
POWERGEN US FDG 4.5 10/15	729,646
PRICOA GLBL FDG 3.9 12/15	330,670
PRINC LIFE 2.8 6/26/ 144A	551,682
PROTECTIVE MTN 3.7 11/08	190,119
QUEBEC GLOBAL 5.5 4/11/06	70,682
QUEBEC 7% 1/30/07	115,178
REED ELSEVIER C 6.125 8/0	262,031
RAMP03-SL1 3A1 7.125 4/3	435,383
RAMP03-RZ2 A1 3.6% 4/33	269,238
SBC COMM GLBL 6.25 3/15/1	517,576
SLM MTN 3.625 3/17/08	251,551
SLM CORP4% 1/15/09	70,862
SAFECO CORP4.2% 2/01/08	155,851
ST PAUL COS 7.875 4/15/05	108,999
ST PAUL COS 5.75% 3/15/07	197,507
SBM7 00-C3 A2 6.592 12/33	287,416
SBM7 00-C1 A2 7.52 12/09	327,557
SBM7 00-C2 A1 7.298 7/33	796,801
SBM7 03-HE1 A 1ML+40 4/33	158,116
SALOMONSMITH 5.875 3/15/0	1,728,673
SCAMT 99-1 A 5.65 3/09	2,571,598
SCAMT 00-2 A 6.75 9/09	204,832
SEMT 03-6 A2 6ML+33 11/33	417,301
SMF 03-A AX1 .8% 10/08	121,030
SOUTHER CO CAP5.3 2/01/0	231,200
SWESTERN PUB SVCS 5.125 1	309,792
ARC 02-BC9 A2 1ML+48 12/3	111,312
TIAA 01-C1A A2 6.3% 6/21	267,496
TELEFONICA GLBL 7.35 9/15	232,431
TELEFONICA GLBL 7.75 9/15	471,921
TMTS 03-6HE A1 1ML+47 11/	167,499
TMTS 03-8HE A 1ML+47 12/3	210,028
TEXAS UTIL 6.375 10/01/04	786,891
TEXTRON FINL 2.75 6/01/06	135,031
TIME WARNER COS 8.18 8/07	208,031

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
TRAVELERS PPTY 3.75 3/15/	76,154
TAROT 02-A A3 2.62 2/07	364,211
USAOT 03-1 A-3 1.58 6/15/	418,210
USA ED MTN 5.625 4/10/07	235,708
UNION PLANTERS 5.125 6/15	122,761
USTB 11.75% 2/15/10 C05	647,308
USTB 10 5/15/2010 C05	4,065,275
USTN 3.250% 8/15/07	4,110,739
USTN 3.375% 11/15/08	11,505,663
USTN 1.875% 11/30/05	6,709
USTN 3.375% 12/15/08	2,788,128
USTN 1.875% 12/31/05	4,072,702
VERIZON GLBL 7.25 12/1/10	850,710
VERIZON GLBL 6.125 6/15/0	98,736
VERIZONC 4% 1/15/08	404,525
VERIZON WRLSS 5.375 12/15	278,068
VIACOM GBL 7.7 7/30/10 DT	313,013
VIACOM GLB 6.4 1/30/06 DT	547,809
VAELEC 5.75% 3/31/06	678,270
VODAFONE GRP7.75 2/15/10	667,960
WESTO 02-2 A3 3.81 2/07	906,390
WESTO 02-4 A3A 2.39% 8/07	555,083
WBCMT 03-C8 XP CSTR 11/35	54,297
WBCMT 03-C9 XP CSTR 12/35	37,486
WASH MUTUAL 5.625 1/15/07	794,665
WASH MUTUAL INC 4 1/15/09	161,309
WAMMS 03-MS9 2A1 7.5 12/3	97,678
WELLS 7.8% 6/15/10	1,001,559
WISC ENERGY 5.875 4/01/06	720,830
CASH	1,568,379

155,802,701

Wrapper Contracts:
AIG Financial Products Corp
5.10% contract, maturity date: evergreen
ACT / 252460	(1,172,900)
CDC Financial Products
5.11% contract, maturity date: evergreen
ACT / 1072-01	(1,174,803)
Chase Manhattan Bank
5.10% contract, maturity date: evergreen
ACT / 431253	(1,172,896)
Rabobank Nederland
5.10% contract, maturity date: evergreen
ACT / RYD020001	(1,172,917)
Westdeutsche Landesbank
5.10% contract, maturity date: evergreen
ACT / WLB6125	(1,172,934)

(5,866,450)

149,936,251

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Fair
Value
MUTUAL FUNDS:

Fidelity Equity-Income Fund*	57,328,852
Putnam Voyager Fund A	77,733,941
Fidelity Contrafund*	57,900,716
Fidelity Diversified International Fund*	33,691,564
Fidelity U.S. Bond Index Fund*	16,767,483
Spartan U.S. Equity Index Fund*	16,606,931
Fidelity Aggressive Growth Fund*	6,861,367
Fidelity Growth Company Fund*	27,954,058
UAM: Rice, Hall, James Small Cap Porfolio	6,423,078
Fidelity Freedom Income Fund*	2,924,500
Fidelity Freedom Fund 2010*	8,361,311
Fidelity Freedom Fund 2020*	9,621,098
Fidelity Freedom Fund 2030*	7,076,338
Fidelity Freedom Fund 2040*	2,180,633

331,431,870

Ryder System, Inc. Common Stock Fund*	90,831,249

Participant Loans (average interest rate 5.05% )	31,083,961

$606,097,046

* Represents a Party-In-Interest

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
(F/K/A RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B)

SCHEDULE II
FORM 5500, SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

NO REPORTABLE TRANSACTIONS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Pubic Accounting Firm